UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 16)

STRATASYS LTD.

(Name of Subject Company)

STRATASYS LTD.

(Name of Persons Filing Statement)

Ordinary Shares, par value NIS 0.01 per share

(Title of Class of Securities)

M85548101

(CUSIP Number of Class of Securities)

Vered Ben Jacob, Adv.

Chief Legal Officer

1 Holtzman Street

Science Park, P.O. Box 2496

Rehovot 76124, Israel

Tel: +972-74-745-4029
(Name, address, and telephone number of persons authorized to receive notices and communications on behalf of the person filing statement)

Copies to:

J. David Chertok, Adv. Dr. Shachar Hadar, Adv. Jonathan Atha, Adv. Meitar Law Offices 16 Abba Hillel Road Ramat-Gan 5250608, Israel Tel: +972-3-6103186	Adam O. Emmerich, Esq. Viktor Sapezhnikov, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 Tel: (212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 16 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Stratasys Ltd., an Israeli company (“Stratasys”), with the Securities and Exchange Commission (the “SEC”) on May 30, 2023. As previously disclosed, on May 25, 2023, Nano Dimension Ltd., an Israeli company (“Nano”), commenced an unsolicited tender offer to purchase up to 27,925,689 ordinary shares, par value NIS 0.01 per share, of Stratasys (“Stratasys ordinary shares”) not already owned by Nano, which, together with the Stratasys ordinary shares already owned by Nano, represent no more than 55% (and at least 53%) of the issued and outstanding Stratasys ordinary shares upon consummation of the tender offer, for $18.00 per share in cash, less any required withholding taxes and without interest, upon the terms and conditions set forth in the Offer to Purchase dated May 25, 2023 and in the related Letter of Transmittal and the related Notice of Objection contained in the Tender Offer Statement on Schedule TO filed by Nano with the SEC on May 25, 2023. Thereafter, on June 27, 2023, Nano announced that, as of 11:59 p.m., New York Time, on June 26, 2023 (the initial expiration date of the tender offer), 4,874,887 Stratasys ordinary shares had been validly tendered and not properly withdrawn pursuant to the tender offer, and approximately 899,973 Stratasys ordinary shares had been tendered pursuant to Notices of Guaranteed Delivery (together constituting approximately 8% of outstanding Stratasys ordinary shares). Nano subsequently revised its unsolicited tender offer to relate to up to 25,266,458 Stratasys ordinary shares not already owned by Nano, which, together with the Stratasys ordinary shares already owned by Nano, represent no more than 51% (and at least 46%) of the issued and outstanding Stratasys ordinary shares upon consummation of the tender offer, for $20.05 per share in cash, less any required withholding taxes and without interest, upon the terms and conditions set forth in the Supplement to Offer to Purchase dated June 27, 2023 and in the related First Amended Letter of Transmittal and the related First Amended Notice of Objection contained in the revised Tender Offer Statement on Schedule TO filed by Nano with the SEC on June 27, 2023. On July 10, 2023, Nano again revised its unsolicited tender offer to increase the offer consideration to $24.00 per share in cash, less any required withholding taxes and without interest, upon the terms and conditions set forth in the Second Supplement to Offer to Purchase dated July 10, 2023 and in the related Second Amended Letter of Transmittal and the related Second Amended Notice of Objection contained in the revised Tender Offer Statement on Schedule TO filed by Nano with the SEC on July 10, 2023. On July 18, 2023, Nano further revised its unsolicited tender offer to increase the offer consideration to $25.00 per share in cash, less any required withholding taxes and without interest, and extend the expiration date to 5:00 P.M., New York Time, on July 31, 2023, upon the terms and conditions set forth in the Third Supplement to Offer to Purchase dated July 18, 2023 and in the related Third Amended Letter of Transmittal and the related Third Amended Notice of Objection contained in the revised Tender Offer Statement on Schedule TO filed by Nano with the SEC on July 18, 2023. On July 19, 2023, Nano further extended the expiration date to 11:59 P.M., New York Time, on July 31, 2023. The Statement relates to the unsolicited tender offer by Nano, including to respond to the offer as revised on July 18, 2023 and July 19, 2023. Except as specifically noted herein, the information set forth in the Statement remains unchanged.

THE STRATASYS BOARD UNANIMOUSLY RECOMMENDS THAT STRATASYS SHAREHOLDERS REJECT THE CURRENT REVISED OFFER AND NOT TENDER ANY OF THEIR STRATASYS ORDINARY SHARES TO NANO PURSUANT TO THE CURRENT REVISED OFFER AND DELIVER A NOTICE OF OBJECTION AGAINST THE CURRENT REVISED OFFER.

Item 2. Identity and Background of Filing Person

The first paragraph in the subsection entitled “Tender Offer” is amended and restated in its entirety as follows:

This Statement relates to the unsolicited tender offer by Nano Dimension Ltd. (“Nano” or “Offeror”), an Israeli company, originally commenced on May 25, 2023, to purchase up to 27,925,689 Stratasys ordinary shares not already owned by Nano, which, together with the Stratasys ordinary shares already owned by Nano, represent no more than 55% (and at least 53%) of the outstanding Stratasys ordinary shares upon consummation of the tender offer, for $18.00 per share in cash, less any required withholding taxes and without interest, upon the terms and conditions set forth in the Offer to Purchase dated May 25, 2023, the terms of which have been subsequently revised (a) on June 27, 2023 to (1) reduce the number of Stratasys ordinary shares being sought in the offer to 25,266,458 Stratasys ordinary shares not already owned by Nano, which, together with the Stratasys ordinary shares already owned by Nano, represent no more than 51% (and at least 46%) of the outstanding Stratasys ordinary shares upon consummation of the tender offer, (2) increase the offer consideration to $20.05 per share in cash, less any required withholding taxes and without interest, and (3) extend the expiration date to 5:00 P.M., New York Time, on July 24, 2023, unless Nano extends or earlier terminates the Offer, (b) on July 10, 2023 to increase the offer consideration to $24.00 per share in cash, less any required withholding taxes and without interest, (c) on July 18, 2023 to (1) increase the offer consideration to $25.00 per share in cash, less any required withholding taxes and without interest (the “Offer Consideration”) and (2) extend the expiration date to 5:00 P.M., New York Time, on July 31, 2023, unless Nano extends or earlier terminates the Offer and (d) on July 19, 2023 to extend the expiration date to 11:59 P.M., New York Time, on July 31, 2023, unless Nano extends or earlier terminates the Offer (such time, as it may be extended, the “Expiration Date”), upon the terms and conditions set forth in the revised Offer to Purchase dated May 25, 2023, as supplemented by the Supplement to Offer to Purchase, dated June 27, 2023, the Second Supplement to Offer to Purchase, dated July 10, 2023, and the Third Supplement to Offer to Purchase, dated July 18, 2023 (together with the initial Offer to Purchase, the Supplement to Offer to Purchase and the Second Supplement to Offer to Purchase, the “Offer to Purchase”), and in the related Third Amended Letter of Transmittal, dated July 18, 2023 (the “Letter of Transmittal”), and the related Third Amended Notice of Objection, dated July 18, 2023 (the “Notice of Objection”), contained in the Tender Offer Statement on Schedule TO filed by Nano with the Securities and Exchange Commission (the “SEC”) on May 25, 2023 (as amended and supplemented from time to time, the “Schedule TO”). The tender offer is denominated as a “special tender offer” under the provisions of the Israeli Companies Law, 5759-1999, as amended (the “Companies Law”) applicable to tender offers as a result of which a person seeks to become a holder of a “control block.” The tender offer and the value of the consideration offered thereby, as currently revised, together with all of the terms and conditions applicable to the special tender offer, is referred to collectively in this Statement as the “Offer.” According to the Schedule TO, and as required under Israeli law, if the conditions in the Offer have been satisfied or, subject to applicable law, waived by Nano, holders of Stratasys ordinary shares who have not responded to the Offer by the Expiration Date, have filed a notice of objection with respect to the Offer or have tendered their Stratasys ordinary shares and subsequently withdrawn their ordinary shares, will be entitled to tender their Stratasys ordinary shares during an additional period of four (4) calendar days from the Expiration Date (being 5:00 P.M. New York Time on July 31, 2023, unless Nano extends or earlier terminates the Offer).

Item 2. Identity and Background of Filing Person; Annex A. Conditions to the Offer

All references to “5:00 P.M.” are replaced with “11:59 P.M.”

Item 4. The Solicitation or Recommendation; Item 7. Purposes of the Transaction and Plans or Proposals

Item 4 of the Statement and Item 7 of the Statement are hereby amended and supplemented as follows:

On July 18, 2023, the Stratasys Board held a meeting with certain members of Stratasys’ management team and advisors, including representatives of J.P. Morgan, Meitar, Wachtell Lipton and Joele Frank, to discuss and evaluate the revised Offer and the increase of the Offer Consideration to $25.00 per share. The Stratasys Board, following its discussion and evaluation of the revised Offer and the increase of the Offer Consideration to $25.00 per share, taking into the matters previously considered by the Stratasys Board in connection with the rejection of Nano’s prior offer, as described in the section entitled “Background of the Offer and Reasons for Recommendation—Reasons for Recommendation,” and the continuing applicability and relevance of those matters to the Offer, at the revised Offer Consideration and noting the partial nature of the Offer, unanimously determined that the Offer continues to be inadequate and substantially undervalue Stratasys’ industry-leading position and growth opportunities, is highly opportunistic, coercive and self-interested, and if consummated (particularly taking into account Nano’s proposed slate of directors for election), would pose significant risks for Stratasys’ remaining shareholders in a Nano-controlled company (which could include Stratasys shareholders who tender their shares as part of the Offer), and was accordingly not in the best interests of Stratasys and its shareholders taken as a whole and did not constitute, and would not reasonably be expected to result in, a “Superior Proposal” under the terms of the Desktop Metal Merger Agreement.

On July 19, 2023, Stratasys issued a press release announcing the Stratasys Board’s recommendation that Stratasys shareholders reject the Offer, not tender any of their Stratasys ordinary shares to Nano pursuant to the Offer and deliver a Notice of Objection against the Offer, and sent a letter to its employees regarding the rejection of the Offer.

Item 9. Exhibits

Item 9 of the Statement is hereby amended and supplemented by adding the following exhibits:

Incorporated by Reference to Filings Indicated
Exhibit Number	Exhibit Description	Form	File No.	Exhibit	Filing Date	Filed Herewith
(a)(44)	Press Release, dated July 19, 2023, with respect to the rejection of Nano Dimension Ltd.’s Unsolicited Tender Offer.					X
(a)(45)	Press Release, dated July 19, 2023, with respect to the Legality of Stratasys’ Shareholder Rights Plan.					X
(a)(46)	Employee Letter, dated July 19, 2023					X
(a)(47)	Investor Presentation					X
(a)(48)	Stratasys Ltd. Shareholder Information Website					X

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 19, 2023

STRATASYS LTD.

	By:	/s/ Yoav Zeif
	Name:	Yoav Zeif
	Title:	Chief Executive Officer

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